July 18, 2011

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Re:           WNC California Housing Tax Credits III, L.P. (the “Partnership”)

Dear Limited Partner:

As you may be aware, the Partnership owned a limited partnership interest in Sequoia View Apartments (“Sequoia View”). The apartment complex of Sequoia View was sold by the Partnership during the current calendar year. In an appraisal conducted in 2010, the appraised value of the apartment complex of Sequoia View conducted on a restricted rents basis subject to the short-term leases was determined to be $920,000. The loan balance as of December 31, 2010 was approximately $1,755,000. As indicated in the Partnership’s Consent Solicitation Statement dated March 24, 2011, the sales price exceeded the amount of the mortgage. The sale was approved by a majority-in-interest of the limited partners.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal and California tax credits of approximately 144% of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

The Partnership continues to own interests in other apartment complexes and is seeking to dispose of each of them and thereafter terminate its operations, in accordance with the Plan of Liquidation and Dissolution approved by the Limited Partners.. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interest in Sequoia View will result in gross taxable income to Limited Partners. Accordingly each Limited Partner is encouraged to consult his, her or its own tax advisor as to the specific tax consequences as a result of the sales.

Please feel free to contact us if you have questions or concerns.

Sincerely,
WNC CALIFORNIA TAX CREDIT PARTNERS III, L.P.,
General Partner

714.662.5565 x 187                                              714.662.4412 F
17782 Sky Park Circle, Irvine, California 92614

wncinc.com